

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



13012615

SEC
Mail Processing
Section

FEB 2 8 2013

Washington DC
402

SEC FILE NUMBER
8- 68430

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 AND ENDING December 31, 2012
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HRT Financial LLC

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

32 Old Slip, 30th Floor
                            (No. and Street)

New York   NY   10005
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Susan Morrissey   (212) 293-1917
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
                    (Name – if individual, state last, first, middle name)

300 Madison Avenue	New York	NY	10017-6204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

DD
3|9|12

OATH OR AFFIRMATION

I, __Susan Morrissey_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__HRT Financial LLC_____ , as
of ___December 31_____ , 20 _12___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

DANIELA ORTIZ
Notary Public, State of New York
No. 01OR6227449
Qualified in Queens County
Commission Expires August 30, 2014

_Susan Morrissey_____
Signature

__Director of Accounting__
Title

_Daniela Ortiz_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HRT Financial LLC
Statement of Financial Condition
December 31, 2012



HRT Financial LLC
Statement of Financial Condition
December 31, 2012

HRT Financial LLC
Index
December 31, 2012



Independent Auditor's Report

To the Members of HRT Financial LLC

We have audited the accompanying statement of financial condition of HRT Financial LLC (the "Company") as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of HRT Financial LLC at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 22, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

HRT Financial LLC
Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$ 14,917,668
Receivable from broker-dealers, exchanges, and clearing organizations	74,400,052
Securities owned, at fair value	122,208,667
Dividends receivable	360,529
Accrued interest receivable	431,122
Memberships in exchanges, at cost (fair value, $678,616)	851,613
Prepaid expenses	13,870
Other assets	439,369
Total assets	$213,622,890

Liabilities and Members' Capital

Due to affiliate	$ 5,566,520
Payable to broker-dealers, exchanges, and clearing organizations	8,867,679
Securities sold, not yet purchased	80,901,272
Accounts payable and accrued liabilities	780,700
Dividends payable	304,821
Total liabilities	96,420,992
Members' capital	117,201,898
Total members' capital	117,201,898
Total liabilities and members' capital	$213,622,890

The accompanying notes are an integral part of the financial statement.

HRT Financial LLC
Notes to the Statement of Financial Condition
December 31, 2012

1. **Organization and Nature of Business**

   HRT Financial LLC ("HRTF"), a Delaware limited liability company, formed in August 2009, became licensed in December 2009, and began trading activity in January 2010. HRTF is a registered broker-dealer under the Securities Exchange Act of 1934. HRTF was organized for the purpose of trading securities utilizing a proprietary electronic trading system. Hudson River Trading LLC ("HRT") owns 98% of HRTF and RDC I, Inc. owns the remaining 2%.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

   At December 31, 2012, HRTF did not have any other comprehensive income.

   Cash and Cash Equivalents
   Cash and cash equivalents include cash maintained at U.S. banks. HRTF defines cash equivalents as short term interest bearing investments with original maturities at the time of purchase of three months or less. At December 31, 2012, cash and cash equivalents included cash in bank deposit accounts.

   Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value
   Securities owned and securities sold, not yet purchased, are recorded at estimated fair value. Equity securities are priced using the closing price published by the listing exchange or published NAV by each fund manager for exchange traded funds (ETFs). Listed equity options are priced using the last trade price on the subscribed data feed. Debt securities are priced using end of day dealer quotes. Principal securities transactions and related revenues and expenses are recorded on a trade date basis. Accrued interest components on securities owned are recorded in Accrued interest receivable in the Statement of Financial Condition. HRTF has policies and procedures to evaluate the values the prices provided and the pricing sources it uses.

   Income Taxes
   HRTF does not record a provision for federal or state income taxes. The members of HRTF report their share of the income or loss on their income tax returns.

   Use of Estimates
   The preparation of the financial statement in conformity with GAAP in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Accounting Standards Updates
   In May 2011, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") to conform existing guidance regarding fair value measurement and related disclosures between U.S. GAAP and International Reporting Standards. The ASU provides guidance on how to measure fair value and additional disclosure requirements. Additional disclosure requirements include transfers between Levels 1 and 2; and for Level 3 fair value measurements, a description of the companies' valuation processes and additional information about unobservable inputs impacting Level 3 measurements, and requires additional disclosures

3

for certain financial instruments that are not carried at fair value. This ASU is effective prospectively for annual periods beginning on or after December 15, 2011. HRTF adopted this guidance effective January 1, 2012 and it did not have a material impact on its statement of financial condition.
In December 2011, the FASB issued an ASU that requires additional disclosures about financial assets and liabilities that are subject to netting arrangements. Under the ASU, the financial assets and liabilities must be disclosed at their respective gross asset and liability amounts, the amounts offset on the balanced sheet and a description of the respective netting arrangements. The new disclosures are required for annual reporting periods on or after January 1, 2013, and are to be applied retrospectively. Other than the change in disclosures, HRTF has determined the adoption of this ASU will not have an impact on its statement of financial condition.

In July 2012, the FASB issued an ASU which allows a company to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test of an indefinite-lived intangible asset. This ASU simplifies the guidance for impairment testing of indefinite-lived intangible assets other than goodwill and gives companies the option to assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. Companies electing to perform a qualitative assessment are no longer required to calculate the fair value of an indefinite-lived intangible asset unless the company determines, based on qualitative assessment, that it is "more likely than not" that the asset is impaired. This update is effective for annual impairment tests, or more frequently if deemed appropriate, performed in fiscal years beginning after September 15, 2012; however, early adoption is permitted. HRTF has determined the adoption of this ASU will not have an impact on its statement of financial condition.

3. **Receivable from and Payable to Broker-Dealers, Exchanges, and Clearing Organizations**

Receivables from Broker-Dealers, Exchanges, and Clearing Organizations includes cash held at clearing brokers, amounts receivable for unsettled transactions, and fees and commissions payable and receivable. HRTF self-clears U.S. equities trading and executes certain trades which are cleared by a clearing broker. HRTF is subject to credit risk in the event that a counterparty does not fulfill its obligation to complete a transaction. Under the terms of its arrangements with the clearing broker, the clearing broker has the right to charge HRTF for losses resulting from HRTF's failure to fulfill its contractual obligations, and these losses are not capped. At December 31, 2012, HRTF had not recorded any liabilities with regard to this right.

Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The fair value of the collateral in securities borrowed transactions is generally in excess of the market value of the securities borrowed on a daily basis, with additional collateral obtained or refunded, as necessary.

Amounts receivable from and payable to broker-dealers, exchanges, and clearing organizations at December 31, 2012, consist of the following:

	Receivable	Payable
Payable/Receivable from clearing organizations	$ 73,154,046	$ 261,849
Payable/Receivable from broker-dealers and exchanges	1,206,206	8,584,762
Payable from clearing organizations for securities failed to receive	-	21,068
Receivable from clearing organizations for securities failed to deliver	3,500	-
Receivable from clearing organizations for securities borrowed	36,300	-
	$ 74,400,052	$ 8,867,679

Included within receivable from broker-dealers, exchange, and clearing organizations are deposits of approximately $6,040,082.

4. **Securities Owned, at Fair Value**

Fair Value Measurement
ASC 820, "Fair Value Measurement and Disclosures" defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1:   These are inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities that HRTF has the ability to access.

Level 2:   These are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3:   These are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include HRTF's own data.

For a description of the valuation basis, techniques, and inputs used by the Company in valuing its securities owned and securities sold, not yet purchased, refer to Note 2.

The following table presents HRTF's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis, excluding accrued interest components, as of December 31, 2012:

ASSETS

		Fair Value Measurement		
Description		Level 1	Level 2	Level 3
Common Stocks	$ 27,535,452	$ 27,535,452	$ -	$ -
Exchange Traded Funds	53,249,434		53,249,434	
Listed Equity Options	27,715	27,715		
Money Market Funds	0	0		
Municipal Bonds	-		$ -	
Corporate Bonds	-		0	
Federal Agency	-		0	
US Govt. Bonds	-	0		
Foreign Govt Bonds	-	0		
Foreign Corporate Bonds	-		0	
Total securities owned, at fair value	$ 80,812,601	$ 27,563,167	$ 53,249,434	$ -

LIABILITIES

Description		Level 1	Level 2	Level 3
Common Stocks	$ 48,515,211	$ 48,515,211	$ -	$ -
Exchange Traded Funds	32,359,936		32,359,936	
Listed Equity Options	26,125	26,125		
Total securities sold, not yet purchased	$ 80,901,272	$ 48,541,336	$ 32,359,936	$ -

For the year ended December 31, 2012, the Company did not have transfers in or out of Levels 1, 2 and 3 in the fair value hierarchy, nor any assets measured at fair value on a nonrecurring basis. Certain instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. For those instruments that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used. As of December 31, 2012, HRTF did not hold any financial instruments that met the definition of Level 3.

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short term nature and generally negligible credit risk. These instruments include cash and cash equivalents, receivables from Broker-Dealers, Exchanges and Clearing Organizations, due to affiliate, payable to Broker-Dealers, Exchanges and Clearing Organizations and accounts payable. Cash and cash equivalents are considered Level 1 financial assets while all other financial instruments mentioned above are considered Level 2.

5. Memberships in Exchanges

Memberships in exchanges represent both an ownership interest and the right to conduct business on various exchanges. Exchange memberships representing the right to conduct business are recorded at cost and tested at least annually for impairment or more frequently if events or circumstances indicate a possible impairment. After testing memberships for impairment as of December 31, 2012, management has concluded that permanent impairment has not occurred.

6. Regulatory Requirements

HRTF is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, (Rule 15c3-1) which requires the maintenance of minimum net capital. HRTF has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital equal to the greater of $1,000,000 or 2% of aggregate debit balances, as defined. At December 31, 2012, HRTF had net capital of $109,115,159, which exceeded its minimum requirement of $1,000,000 by $108,115,159.

In June 2011, the Company began self-clearing its trading activities in U.S. equities and is therefore subject to the Customer Protection rules under Rule 15c3-3 promulgated under the Securities Exchange Act of 1934, as amended. However, at December 31, 2012, and throughout the year, HRTF did not carry security accounts for customers or perform custodial functions related to customer securities. Consequently, at December 31, 2012, there are no amounts required to be reserved in accordance with SEC Rule 15c3-3.

In the normal course of business, HRTF may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as a broker dealer in securities. Management believes that as of December 31, 2012, that HRTF is not subject to any litigation, arbitration, or regulatory action.

7. Risks

In the normal course of business, HRTF's securities activities involve execution, settlement and financing of various securities transactions. These activities may expose HRTF to off-balance sheet credit and market risk in the event the HRTF's clearing broker is unable to complete a transaction.

As part of its normal brokerage activities, HRTF may sell securities not yet purchased. Securities sold, but not yet purchased represent obligations of HRTF to deliver the specified security at the contracted price and thereby creating a liability to repurchase the security in the market at prevailing prices. These transactions result in off-balance-sheet risk, as HRTF's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis.

Credit Risk
HRTF maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. HRTF has not experienced any material losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Market Risk
Market risk is the risk of loss resulting from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.

Margin Risk

Margin risk occurs because HRTF may borrow funds in order to increase the amount of capital available for investing or trading purposes.

8. **Members' Capital**

In accordance with HRTF's limited liability company agreement, profits and losses are allocated to members according to their respective interests in the company.

Members have redemption rights which contain certain restrictions with respect to rights of withdrawal from HRTF as specified in the limited liability company agreement.

9. **Transactions with Affiliates**

HRTF has a services, space sharing, and expense agreement with HRT. This agreement covers support services provided by HRT employees, expenses relating to the compensation of these employees, fixed expenses, and office space utilized by HRTF. As of December 31, 2012, the amount payable to HRT was $5,566,520.

10. **Subsequent Events**

HRTF has performed an evaluation of subsequent events through February 22, 2013, which is the date the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would be required to be recognized in the financial statement as of and for the year ended December 31, 2012.

Printed on paper containing 30% post consumer waste
(PCW) fiber and certified to the Forest Stewardship Council™ standard.

MIX
Paper from
responsible sources
FSC® C012076
FSC
www.fsc.org



SEC
Mail Processing
Section

FEB 2 8 2013

Washington DC
402

Report of Independent Accountants

To the Members of HRT Financial LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of HRT Financial LLC for the year ended December 31, 2012, which were agreed to by HRT Financial LLC, the Securities and Exchange Commission, the Chicago Board Options Exchange, and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating HRT Financial LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2012. Management is responsible for HRT Financial LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:
    a. Vouched the listed assessment payment of $236,388 on page 1, item 2B of form SIPC-7 to the Company's bank statements for August 2012 (Check #3468: $236,388), noting no difference. Vouched the assessment amount of $254,149 on page 1, item 2F of Form SIPC-7, to check #3589 paid February 12, 2013, noting no difference.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2012, to the Total revenue amount of $203,954,552 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2012, noting that the amount on the audited Form X-17A-5 is higher by $56,938,699 as a result of gross trading revenues and SEC Section 31 fees appearing as separate line items on the audited Form X-17A-5.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared additions on line 2b(4), Interest and dividend expense deducted in determining item 2a of $1,191,815 to the supporting schedules provided by the Company, noting no differences.
    b. Compared additions on line 2b(7), Net loss from securities in investment accounts of $865,979 to the supporting schedules provided by the Company, noting no differences.
    c. Compared deductions on line 2c(3), Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $9,719,872 to the supporting schedules provided by the Company, noting no differences.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



d. Compared deductions on line 2c(8), Other revenue not related either directly or indirectly to the securities business of $11,875 to the supporting schedules provided by the Company, noting no differences.

e. Compared deductions on line 2c(9)(i), Total interest and dividend expense but not in excess of total interest and dividend income of $65,811 to the supporting schedules provided by the Company, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $196,214,788 and $490,537, respectively of the Form SIPC-7. No differences noted.

   b. Recalculated all other totals and subtotals reported on Form SIPC-7, page 1 and page 2, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the members and management of HRT Financial LLC, the Securities and Exchange Commission, the Chicago Board Options Exchange, and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2013

2

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) .... $ 203,954,552

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. 1,191,815

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. 865,979

Total additions 2,057,794

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 9,719,872

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

  Bank Interest on Non-Trading Accounts 11,875

  (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 65,811

  (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

  Enter the greater of line (i) or (ii) 65,811

  Total deductions 9,797,558

2d. SIPC Net Operating Revenues $ 196,214,788

2e. General Assessment @ .0025 $ 490,537

(to page 1, line 2.A.)

2